Oxford Northeast Ltd.

400 Rella Drive # 165

Suffern, New York 10901

VIA EDGAR

June 26, 2019

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Oxford Northeast Ltd.

Registration Statement on Form S-1

File No. 333-229710

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Oxford Northeast Ltd. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-1 so that it will become effective at 4:00 p.m. Washington D.C. time on Monday, July 1, 2019, or as soon thereafter as is practicable.

We request that we be notified of such effectiveness by telephone call to Andrea Weinstein (212-344-1600) of Schonfeld & Weinstein, LLP.

Thank you very much for your assistance with this matter.

Very truly yours,

OXFORD NORTHEAST LTD.

By: /s/ Samuel Eisenberg

Name:	Samuel Eisenberg
Title:	Chief Executive Officer and Chief Financial Officer